冠軍科技集團
CHAMPION TECHNOLOGY

For Immediate Release

CHAMPION TECHNOLOGY ANNOUNCES FIN[redacted]

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Proposed Increase of Dividend

Hong Kong (25 October 2002) – Champion Technology Holdings Limited (SEHK:092) announced its final results for the year ended 30 June 2002. The Group's consolidated turnover was HK$1,633 million, a 8 per cent growth compared with HK$1,511 million for the previous year. Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$629 million, compared with HK$639 million of last year. Net profit for the year was HK$171 million, compared to HK$253 million of last year. Earnings per share was HK32.13 cents.

Net profit was affected by depreciation and amortisation of the Group's technology development, e-commerce and telecom projects; loss arising from impairment of an Internet-related investment; and write-down of certain fixed assets.

The Directors propose a final dividend of HK2.5 cents per share (2001: HK0.15 cent) to be approved at the forthcoming Annual General Meeting to be held on 29 November 2002. Taking into account of the interim dividend paid in June this year, total dividend payment for the year amounts to HK$23 million, an increase of 44% over HK$16 million of last year.

According to Paul Kan, Chairman of the Company, "The global economic climate was extremely challenging last year. Continuing uncertainties and preoccupation with war talk affected customers' budgets for new purchases. China however offered a bright spot, marked by the country's robust economic growth."

Sales to China was represented by increased purchases of wireless systems and solutions by enterprises which are keen to enhance their competitiveness and improve their communications in the wake of WTO accession. For fiscal 2002, China accounted for 80 per cent of the Group's turnover.

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CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 傳真 (852) 2558 3333

The focus during the year was on secure communications and high value-added systems. In light of ongoing threat of terrorist attacks, there has been a surge in demand for tightened security and defense quality radio systems by the public as well as the private sectors across the board.

Looking forward, Paul Kan said, "In geographical terms, China remains the Group's largest market. Our early foray into China in the late eighties and early nineties has helped establish ourselves in the world's biggest economy. Our focus continues to be in the IT and wireless arena, targeting at the four spearheads, namely Pearl River Delta, the Western region, Yangtze Basin, and Beijing, where the Group has already established presence."

Meanwhile, added Paul Kan, "Further strides will be made in the direction of sharpening our software radio engineering skills to position ourselves for future-proof wireless communications which can meet the dual challenges of seamless global coverage and interface with continuously emerging new standards and protocols in IP-based networks. In short, we see the next paradigm shift as from fixed, hardware-intensive radios to multiband, multimode, multi-carrier, software-intensive radios building on a layered combination of different access technologies that meet the ultimate demands of a fully wireless society."

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About Champion Technology (stock code 092)

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services. The Group's current operations span over 50 countries, and include 3 Hong Kong listed companies and a former London listed company.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

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Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 28969320 Fax: 25583111
Email: ir@championtechnology.com
Web Site: http://www.championtechnology.com